Filed by Capital One Financial Corporation
(Commission File No.: 001-13300)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

Capital One Financial Corporation and Discover Financial Services issued the following joint press release on December 19, 2024.

Media Relations	Investor Relations
Sie Soheili	Danielle Dietz
sie.soheili@capitalone.com	danielle.dietz@capitalone.com

Matthew Towson	Erin Stieber
matthewtowson@discover.com	investorrelations@discover.com

FOR IMMEDIATE RELEASE: December 19, 2024
Capital One Receives Approval of Delaware State Bank Commissioner for Acquisition of Discover Financial Services

MCLEAN, VA. (December 19, 2024) Capital One (NYSE: COF) announced today that it received approval from the Office of the Delaware State Bank Commissioner on December 18, 2024, to complete its previously announced acquisition of Discover Financial Services (NYSE: DFS) and its subsidiary bank, Discover Bank, which is a Delaware-chartered bank. Both companies have long-standing commitments to Delaware and to the region, and this approval represents an important step toward the completion of the merger.
Capital One anticipates that the transaction will close in early 2025, subject to the satisfaction of the remaining closing conditions set forth in the merger agreement between the companies, including approval by the stockholders of Discover and Capital One and approval by the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency.

Capital One first announced its proposed acquisition of Discover in February 2024, which was followed by its July 2024 announcement of a historic, five-year, $265 billion community benefits plan in connection with the acquisition. The plan was conceived in partnership with leading community groups and represents a comprehensive package of community-focused solutions. It includes $35 million in grants to Delaware-based nonprofit organizations, as well as retention of Discover’s branch in Sussex County.
To learn more about Capital One’s Community Benefits Plan proposal in connection with the Discover acquisition, visit www.capitalonediscover.com/community-benefits-plan.
Further information on Capital One’s agreement to acquire Discover Financial Services can be found at www.capitalonediscover.com.

About Capital One
Capital One Financial Corporation (www.capitalone.com) is a financial holding company which, along with its subsidiaries, had $353.6 billion in deposits and $486.4 billion in total assets as of September 30, 2024. Headquartered in McLean, Virginia, Capital One offers a broad spectrum of financial products and services to consumers, small businesses and commercial clients through a variety of channels. Capital One, N.A. has branches and Cafés located primarily in New York, Louisiana, Texas, Maryland, Virginia and the District of Columbia. A Fortune 500 company, Capital One trades on the New York Stock Exchange under the symbol “COF” and is included in the S&P 100 index. Additional information about Capital One can be found at Capital One About at www.capitalone.com/about.
About Discover
Discover Financial Services (NYSE: DFS) is a digital banking and payment services company with one of the most recognized brands in U.S. financial services. Since its inception in 1986, the company has become one of the largest card issuers in the United States. The Company issues the Discover® card, America’s cash rewards pioneer, and offers personal loans, home loans, checking and savings accounts and certificates of deposit through its banking business. It operates the Discover Global Network® comprised of Discover Network, with millions of merchants and cash access locations; PULSE®, one of the nation’s leading ATM/debit networks; and Diners Club International®, a global payments network with acceptance around the world. For more information, visit www.discover.com/company.
Forward Looking Statements
Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include, but are not limited to, statements related to the expected timing of each company’s respective special meeting of stockholders. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One Financial Corporation (“Capital One”) or Discover Financial Services (“Discover”) to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K (and any amendments to those documents), in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.
Important Information About the Transaction and Where to Find It
Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024 and July 26, 2024, to register the shares of Capital One’s capital stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services

1680 Capital One Drive	2500 Lake Cook Road
McLean, VA 22102	Riverwoods, IL 60015
Attention: Investor Relations	Attention: Investor Relations
investorrelations@capitalone.com	investorrelations@discover.com
(703) 720-1000	(224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and preliminary joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.
Participants in Solicitation
Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.
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